Exhibit 99.1

Drilling Continues to Add Massive Sulphide Mineralization at Lemarchant Deposit, Newfoundland

•	A New Updated Resource Estimate to be Completed on Lemarchant Deposit
•	Second Drill Rig Mobilized to Test Boomerang-Domino Deposit

VANCOUVER, Sept. 25, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report further positive results from 10 additional drill holes completed as part of its diamond drill exploration program on the Lemarchant zinc-lead-copper-silver-gold volcanogenic massive sulphide deposit, located on the 100%-owned South Tally Pond project in central Newfoundland.

Highlights of the latest assay results from the Lemarchant Up-dip drill program include:

LM17-130: 29.26% zinc, 2.33% lead, 1.91% copper, 168.3 g/t silver, 7.1 g/t gold over 2.25 m.
LM17-136: 5.04% zinc, 1.29% lead, 0.60% copper, 29.6 g/t silver, 0.3 g/t gold over 6.05 m.
LM17-136: 5.59% zinc, 0.79% lead, 0.69% copper, 7.8 g/t silver 0.1 g/t gold over 3.70 m.

The 2017 summer drill program focused on further testing and defining the up-dip mineralization discovered during the 2017 winter drill program at the Lemarchant deposit (see CZN news releases, April 18, 2017 and August 14, 2017).

Twenty one drillholes, totaling 4,275 metres, were completed during the summer drill program on the Lemarchant Main Zone with assay results now received for the remaining 10 drillholes. Nine of the 21 drillholes intersected significant base and precious metal massive sulphide mineralization with numerous drillholes reporting lower grade, stringer base metal mineralization in the underlying Footwall Zone.

The summer drill program has successfully extended the Lemarchant Main Zone massive sulphide mineralization up-dip, by up to 80 metres on sections 101+75N through 103+25N (150 metres strike length). The up-dip mineralization typically has a well-developed footwall alteration zone with local zones of intense hydrothermal alteration and stringer mineralization. The vertical depths of the mineralized drill intercepts range from 120 to 170 metres.

Canadian Zinc is preparing an updated NI43-101 resource estimate on the Lemarchant deposit, including the Main Zone and Northwest Zone, which will be completed later this year.

Significant assay results for all 21 drillholes are provided below with a drillhole location map and several key drill sections provided on the Canadian Zinc website (www.canadianzinc.com).

Drill Hole	Section	From (m)	To (m)	Length (m)	Zone	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
LM17-118	102+50N	139.8	153.5	13.7	FW	0.78	0.05	0.26	2.3	0.1
LM17-119	102+50N	149.1	156.4	7.3	MZ	6.99	2.83	0.64	79.6	1.3
LM17-119	102+50N	156.4	167.9	11.5	FW	2.7	0.53	0.31	18.8	0.2
LM17-120	102+50N					No significant mineralization
LM17-121	102+00N	158.3	166.1	7.8	MZ	5.35	1.59	0.59	136.1	2.9
LM17-122	102+00N	161.7	166.1	4.4	MZ	9.78	3.17	1.04	91.0	2.9
LM17-123	102+00N					No significant mineralization
LM17-124	102+00N	154.65	157.45	2.8	MZ	8.82	1.02	1.14	46.5	0.5
LM17-125	103+00N	210.0	211.8	1.8	MZ	9.29	2.92	2.32	155.6	0.6
LM17-126	103+00N	210.6	218.1	7.5	MZ	14.41	3.41	2.40	576.9	1.1
LM17-127	103+00N	139.3	147.8	8.5	FW	0.71	0.04	0.11	2.2	0.1
LM17-128	103+25N	191.2	194.1	2.9	MZ	10.26	3.06	0.96	33.8	0.2
(above assay results were previously reported in press release dated August 14, 2017)
LM17-129	103+25N	182.0	186.0	4.0	FW	2.83	0.17	0.21	5.8	0.1
LM17-130	101+75N	158.75	161.0	2.25	MZ	29.26	2.33	1.91	168.3	7.1
LM17-131	101+75N	163.2	165.95	2.75	MZ	2.25	0.21	0.14	25.4	0.4
includes		163.2	163.55	0.35	MZ	3.50	1.61	0.49	184.6	2.3
includes		165.5	165.95	0.45	MZ	11.00	0.05	0.44	11.7	0.6
LM17-132	101+75N	161.2	163.0	2.8	FW	2.21	0.01	2.21	4.6	0.2
includes		161.2	161.4	0.20	FW	26.80	0.09	4.13	35.9	0.3
LM17-133	101+75N	171.5	186.0	14.5	FW	0.84	0.43	0.07	24.0	0.2
LM17-134	101+50N	144.6	162.0	17.4	FW	1.13	0.28	0.20	16.7	0.3
includes		144.6	147.6	3.0	FW	1.81	0.91	0.15	46.1	0.3
includes		155.6	162.0	6.4	FW	1.76	0.18	0.44	18.6	0.4
LM17-134	101+50N	172.7	177.2	4.5	FW	2.05	0.09	0.43	3.2	0.1
LM17-135	101+00N	168.8	170.65	1.85	FW	2.90	0.11	0.29	10.5	0.2
LM17-136	101+00N	191.35	197.4	6.05	FW	5.04	1.29	0.60	29.6	0.3
LM17-136	101+00N	204.4	208.1	3.7	FW	5.59	0.79	0.69	7.8	0.1
LM17-136	101+00N	223.8	225.3	1.5	FW	2.99	0.01	1.40	8.0	0.2
LM17-137	101+75N	197.9	198.4	0.5	FW	2.37	0.81	0.19	32.9	2.4
LM17-138	101+75N	203.2	205.4	1.5	FW	1.89	0.53	0.18	30.3	0.1
* All intervals are core length; true thickness is estimated to be near core length; FW = Footwall, MZ = Mineralized Zone

Lemarchant Area Drilling

The drill program is continuing in the Lemarchant area and is focused on testing several priority targets located to the north of the Lemarchant deposit and to the immediate south (see below).

Four drillholes (1,076 metres) tested for down-dip and north extensions to the Lemarchant Main Zone and two drillholes (872 metres) tested for north extensions to the Northwest Zone. Assay results from these drillholes are pending.

Two other high priority base metal prospects located in the Lemarchant area, including Lost Pond and Spencers Pond are being prepared for drill testing.

Five drillholes, totaling 1,479 metres (LM17-139 to LM17-144) were completed on a priority target area (T1) located 500 metres south of the Lemarchant deposit. The five drillholes targeted conductive zones modelled from the ground electromagnetic (EM) geophysical surveys completed in June.

Drilling in this area intersected up to 5-metre thick, pyrite and/or pyrrhotite-rich mudstone horizons similar to those seen immediately above the massive sulphide mineralization at the Lemarchant deposit. The iron-rich mudstones are typically located at the mafic-felsic transition; however, no significant base mineralization was intersected in these drillholes. Whole rock geochemical samples are pending and may provide further vectoring information to mineralization in this area.

South Tally Pond Project

The South Tally Pond project covers approximately 13,700 hectares and is located in a proven mining district in the same productive volcanic belt as the past-producing Duck Pond Cu-Zn Mine, owned by Teck Resources. The Lemarchant deposit is situated 20 km southwest of the Duck Pond Mine.

A NI 43-101 mineral resource estimate completed on the Lemarchant deposit in 2012 reported an Indicated Resource of 1.24 million tonnes with an average grade of 5.45% Zn, 1.19% Pb, 0.58% Cu, 59.17 g/t Ag and 1.01 g/t Au and; an Inferred Resource of 1.34 million tonnes with an average grade of 3.70% Zn, 0.86% Pb, 0.41% Cu, 50.41 g/t Ag and 1.0 g/t Au.

Tulks South Project

A second drill is being mobilized to the Tulks South property in central Newfoundland to begin testing for massive sulphide mineralization along strike of the Boomerang-Domino-Hurricane deposit.

A NI 43-101 mineral resource estimate completed for the Boomerang-Domino deposit in 2007 reported an Indicated Resource of 1.36 million tonnes grading 7.1% Zn, 3.0% Pb, 0.5% Cu, 110 g/t Ag and 1.7 g/t Au plus an additional Inferred Resource of 0.69 million tonnes grading 6.5% Zn, 2.8% Pb, 0.4% Cu, 95 g/t Ag and 1.0 g/t Au.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit). The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 85-100% of core length. Samples were sawn from NQ-sized core with half core sections sealed in plastic bags and transported by Canadian Zinc personnel to Eastern Analytical Labs in Springdale, Newfoundland. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs from the sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Minerals in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte, P.Geo., VP Exploration NL for Canadian Zinc Corporation is responsible for the Newfoundland exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/September2017/25/c6253.html

%CIK: 0000910569

For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001; Michael J. Vande Guchte, Vice President Exploration NL, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 25-SEP-17